United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

May 25, 2023

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

Coca-Cola Europacific Partners plc – Results of 2023 Annual General Meeting

The Annual General Meeting of Coca-Cola Europacific Partners plc (the “Company”) was held at 1A Wimpole Street, London, W1G 0EA, United Kingdom on 24 May 2023.

All 30 resolutions put to the members were passed on a poll. Accordingly, resolutions 1 to 25 were passed as ordinary resolutions and resolutions 26 to 30 were passed as special resolutions.

The results of the polls are set out below:

Resolution		For (see note 1)		Against (see note 1)		Issued share capital represented by votes (see note 2) %	Votes withheld (see note 3)
		Votes	%	Votes	%
1	Receipt of the Report and Accounts	401,608,982	99.99	26,657	0.01	87.53	128,634
2	Approval of the Directors’ Remuneration Policy	398,060,389	99.1	3,633,330	0.9	87.54	70,554
3	Approval of the Directors’ Remuneration Report	326,900,982	81.46	74,386,007	18.54	87.46	477,284
4	Election of Mary Harris as a director of the Company	396,165,343	98.62	5,556,799	1.38	87.55	42,131
5	Election of Nicolas Mirzayantz as a director of the Company	400,647,801	99.73	1,072,640	0.27	87.55	43,832
6	Election of Nancy Quan as a director of the Company	398,247,371	99.15	3,424,603	0.85	87.54	92,299

7	Re-election of Manolo Arroyo as a director of the Company	327,016,025	81.52	74,146,730	18.48	87.43	601,518
8	Re-election of John Bryant as a director of the Company	383,925,736	95.57	17,796,001	4.43	87.55	42,536
9	Re-election of José Ignacio Comenge as a director of the Company	340,400,836	84.85	60,755,599	15.15	87.43	607,838
10	Re-election of Damian Gammell as a director of the Company	399,665,278	99.49	2,051,202	0.51	87.55	47,793
11	Re-election of Nathalie Gaveau as a director of the Company	400,239,659	99.63	1,481,491	0.37	87.55	43,123
12	Re-election of Álvaro Gómez-Trénor Aguilar as a director of the Company	398,255,592	99.15	3,410,195	0.85	87.54	98,486
13	Re-election of Thomas H Johnson as a director of the Company	380,352,717	94.68	21,369,090	5.32	87.55	42,466

14	Re-election of Dagmar Kollmann as a director of the Company	396,872,734	98.79	4,849,967	1.21	87.55	41,572
15	Re-election of Alfonso Líbano Daurella as a director of the Company	398,282,906	99.16	3,388,947	0.84	87.54	92,420
16	Re-election of Mark Price as a director of the Company	397,432,894	98.93	4,289,121	1.07	87.55	42,258
17	Re-election of Mario Rotllant Solá as a director of the Company	398,299,343	99.16	3,371,732	0.84	87.54	93,198
18	Re-election of Dessi Temperley as a director of the Company	395,888,495	98.55	5,826,476	1.45	87.55	49,302
19	Re-election of Garry Watts as a director of the Company	400,282,236	99.64	1,440,199	0.36	87.55	41,838
20	Reappointment of the Auditor	394,397,371	98.18	7,312,398	1.82	87.55	54,504
21	Remuneration of the Auditor	400,455,127	99.69	1,244,559	0.31	87.55	64,587
22	Political Donations	400,327,265	99.84	634,426	0.16	87.38	802,582

23	Authority to allot new shares	390,691,176	97.26	10,997,388	2.74	87.54	75,709
24	Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code (see note 4)	183,391,655	78.07	51,524,688	21.93	51.2	166,847,930
25	Approval of Long Term Incentive Plan	398,632,467	99.24	3,054,500	0.76	87.54	77,306
26	General authority to disapply pre-emption rights	398,050,840	99.38	2,465,812	0.62	87.29	1,247,621
27	General authority to disapply pre-emption rights in connection with an acquisition or specified capital investment	397,109,783	99.14	3,462,858	0.86	87.3	1,191,632
28	Authority to purchase own shares on market	400,401,708	99.78	873,833	0.22	87.45	488,732

29	Authority to purchase own shares off market	394,934,181	98.42	6,335,082	1.58	87.45	495,010
30	Notice period for general meetings other than annual general meetings	390,811,804	97.29	10,895,895	2.71	87.55	56,574

Notes:

1	Votes “For” and “Against” are expressed as a percentage of votes received.
2	As at 4.30pm on Monday 22 May 2023, the time by which shareholders who wanted to attend, speak and vote at the AGM must have been entered on the Company’s register of members, there were 458,846,191 ordinary shares in issue.

3	A “Vote Withheld” is not a vote in law and is not counted in the calculation of the proportion of votes “For” or “Against” a resolution.
4	Resolution 24 was put to the AGM as a resolution of the shareholders of the Company other than Olive Partners, S.A. (“Olive”) or any concert party of Olive.

Resolution 24, being the ordinary resolution to approve the waiver by the Panel on Takeovers and Mergers under Rule 9 of the City Code on Takeovers and Mergers (the “Rule 9 waiver”) in connection with the Company’s buyback programme was duly passed by 78.07% of the votes cast by the independent shareholders of the Company (being shareholders other than Olive and its presumed concert parties) with 21.93% of votes against. Resolution 24 is a standing agenda item at each Annual General Meeting to enable CCEP to exercise the authorities under Resolution 28 to purchase its own shares on market and Resolution 29 to purchase its own shares off market, which were passed with majorities of 99.78% and 98.42% respectively. This will enable CCEP to make use of the option to return value to shareholders through a possible future buyback programme. Had Resolution 24 not been passed, the Company would not have been able to effect such buyback programmes, as explained in the Notice of AGM and also in the Letter to Shareholders issued via RNS on 15 May 2023. CCEP intends to continue to engage with ISS on their standing policy to recommend a vote against a Rule 9 waiver which we believe may be influencing investor decisions in this regard. In addition, CCEP will continue to engage, in normal course and as appropriate, with shareholders who did not support Resolution 24 to understand the reasons for their vote against the proposal and to continue a transparent and constructive dialogue on this topic.

Olive is currently interested in 166,128,987 shares in the Company and the Waiver does not entitle Olive to be interested in a greater number of shares. The Waiver would allow Olive’s interest in shares as a percentage of the Company’s total shares to increase as a result of the exercise of the Company’s authorities to purchase its own shares, but only to the extent that the resulting interest of Olive, together with any concert parties, in the shares of the Company did not then exceed 40.2797%.

In accordance with Listing Rule 14.3.6R, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

CONTACTS

Company Secretariat Clare Wardle	Investor Relations Sarah Willett	Media Relations Shanna Wendt
T +44 20 7355 8406	+44 7970 145 218	T +44 7976 595 168

About CCEP

Coca-Cola Europacific Partners is one of the leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving 600 million consumers and helping 2 million customers across 29 countries grow. We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support. The Company is currently listed on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: May 25, 2023	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary